EXHIBIT 12.1

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Six Months Ended
	July 3, 2011	July 4, 2010
Earnings:

Income before income taxes	$457,075	$331,229

Add (deduct):

Interest on indebtedness	52,457	48,025
Portion of rents representative of the interest factor (a)	3,683	3,474
Amortization of debt expense	599	497
Amortization of capitalized interest	933	592
Adjustment to exclude noncontrolling interests in subsidiaries and income or loss from equity investees	(1,458)	(4,596)

Earnings as adjusted	$513,289	$379,221

Fixed Charges:

Interest on indebtedness	$52,457	$48,025
Portion of rents representative of the interest factor (a)	3,683	3,474
Amortization of debt expense	599	497
Capitalized interest	3,249	1,004

Total fixed charges	$59,988	$53,000

Ratio of earnings to fixed charges	8.56	7.16

NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.